EXHIBIT 99.1

February 19, 2012

Immediate Report – Class Action Against Bezeq International Ltd.

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

On February 19, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) received a notice from its subsidiary, Bezeq International Ltd. ("Bezeq International") regarding a monetary claim and a motion to certify the claim as a class action, that was filed with the Tel Aviv District Court against Bezeq International and two additional international telecommunications services providers (jointly, the "Defendants").

According to the Petitioner, the Defendants misled customers who purchased prepaid international calling cards, with respect to the number of minutes available on such cards.  Information concerning a similar motion, which was filed against Bezeq International in 2008 and was certified as a class action in November 2010, see Section 4.20.1 of the Company's 2010 annual report).

The Petitioner estimates the aggregate amount claimed by the entire class to be approximately NIS 2.7 billion.

Bezeq International is studying the claim and neither Bezeq International and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.